Issuer Free Writing Prospectus dated May 2, 2018

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated April 23, 2018

Registration Statement No. 333-224176

Inspire Medical Systems, Inc.

Update and Supplement to Preliminary Prospectus Dated April 23, 2018

This free writing prospectus relates only to this offering and updates, and should be read together with, the preliminary prospectus dated April 23, 2018 (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-224176) (the “Registration Statement”).  On May 2, 2018, we filed Amendment No. 2 to the Registration Statement (the “Amendment”), which updates the information included in the Preliminary Prospectus and may be accessed on the SEC website through the following link:

https://www.sec.gov/Archives/edgar/data/1609550/000104746918003414/a2235565zs-1a.htm

The following information, which has been taken from the Amendment, updates and supplements the Preliminary Prospectus. Please refer to the Amendment for a complete description of all updates and supplements to the Preliminary Prospectus.

Common stock offered by us:	6,750,000 shares

Underwriters’ option to purchase additional shares:	1,012,500 shares

Common stock to be outstanding after this offering:	20,240,719 (or 21,253,219 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds:

We estimate that the net proceeds to us from this offering will be approximately $91.5 million (or approximately $105.6 million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows: (i) approximately $65.0 million to hire additional sales and marketing personnel and expand marketing programs both in the United States and in Europe; (ii) approximately $12.0 million to fund product development and research and development activities; and (iii) the remainder for working capital and general corporate purposes.

Pro forma as adjusted capitalization:

Based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of December 31, 2017, on a pro forma as adjusted basis, cash, cash equivalents and short-term investments would have been approximately $107.7 million, additional paid-in capital would have been approximately $218.0 million, total stockholders’ equity would have been approximately $92.9 million and total capitalization would have been approximately $109.4 million.

Dilution:

Based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of December 31, 2017, our pro forma as adjusted net tangible book value would have been approximately $92.9 million, or $4.62 per share. This represents an immediate increase in net tangible book value to existing stockholders of $4.51 per share and an immediate dilution in pro forma net tangible book value of $10.38 per share to investors purchasing in this offering.

Inspire Medical Systems, Inc. (“Inspire”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) in connection with the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Inspire has filed with the SEC for more complete information about Inspire and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Inspire, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request them by calling BofA Merrill Lynch at 1-800-294-1322 or Goldman Sachs & Co. LLC at 1-866-471-2526.